AB 3/12/06

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06008323

SEC MAIL PROCESSING RECEIVED FEB 28 2006 WASH, D.C. 213 SECTION

SECURIT_____SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40468

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STANDARD INVESTMENT CHARTERED INCORPORATED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2801 BRISTOL ST., SUITE 100
(No. and Street)

COSTA MESA (City) CALIFORNIA (State) 92626 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOHN H. NORBERG 714/444-4300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, GOODYEAR & HINDS, AN ACCOUNTANCY CORPORATION
(Name – *if individual, state last, first, middle name*)

6700 E. PACIFIC COAST HWY., SUITE 255, LONG BEACH, CA 90803
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 27 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

4/26/06

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CONTENTS

Goodrich, Goodyear & Hinds

An Accountancy Corporation

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Standard Investment Chartered Incorporated
Costa Mesa, California

We have audited the accompanying statement of financial condition of Standard Investment Chartered Incorporated as of December 31, 2005, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Standard Investment Chartered Incorporated as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 10 thru 13 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule I7a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodrich, Goodyear & Hinds

Long Beach, California
February 8, 2006

STANDARD INVESTMENT CHARTERED INCORPORATED
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Cash		$ (7,173)
Deposits - Clearing broker/dealer		25,578
Total cash and cash equivalents		18,405
Commissions receivables		6,565
Notes receivable		402,557
Investments:		
Marketable equity securities, at market value	$ 187,753	
Other, at cost	147,692	335,445
Property and equipment, net of accumulated depreciation of $30,787		37,107
Deposits		600
Total assets		$ 800,679

LIABILITIES AND STOCKHOLDERS' EQUITY

Line of credit		$ 17,027
Accounts payable		7,597
Income taxes payable		20,500
Deferred income taxes		27,000
Total liabilities		72,124
Commitments		-
Stockholders' equity:		
Common stock without par value; authorized 100,000 shares; issued and outstanding – 30,000 shares	$ 30,100	
Retained earnings	698,455	
Total stockholders' equity		728,555
Total liabilities and stockholders' equity		$ 800,679

The accompanying notes are an integral part of these financial statements:

STANDARD INVESTMENT CHARTERED INCORPORATED
STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2005

Revenues:		
Commissions and concessions, net of clearing charges		$ 803,043
Consulting fees		55,000
Investment banking fees		161,000
Director fees		1,800
Realized/unrealized gain on securities		83,563
Client expense reimbursements		50,000
Interest income		40,055
Dividend income		2,647
Rental income		6,000
Other		4,961
Total revenues		1,208,069
Expenses:		
Accounting	$ 9,085	
Auto	25,739	
Business promotions	52,456	
Commissions	201,894	
Computer expense	4,889	
Consulting fees	51,054	
Depreciation and amortization	5,569	
Donations	8,718	
Dues, memberships and publications	29,192	
Filing fees	5,151	
Insurance	72,525	
Interest	1,545	
Meals and entertainment	19,065	
Legal fees	29,969	
Salaries and benefits	377,943	
Office supplies and expense	29,584	
Postage and delivery	2,648	
Rent	74,145	
Taxes and licenses	7,267	
Telephone	10,049	
Travel	20,453	
Utilities	4,261	
Other	9,456	
Total expenses		1,052,657
Income before income taxes		155,412
Income taxes		(47,500)
Net income		$ 107,912

The accompanying notes are an integral part of these financial statements.

STANDARD INVESTMENT CHARTERED INCORPORATED
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2005

	Common Stock	Retained Earnings	Total
Balance at December 31, 2004	$ 30,100	590,543	620,643
Net income for the year ended December 31, 2005	-	107,912	107,912
Balance at December 31, 2005	$ 30,100	698,455	728,555

The accompanying notes are an integral part of these financial statements.

STANDARD INVESTMENT CHARTERED INCORPORATED
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities:		
Net income		$ 107,912
Adjustments to reconcile net income to net cash provided by operating activities:		
Gains on securities – Realized and unrealized	$ (83,563)	
Depreciation and amortization	5,569	
Increase in receivables - commissions	(6,565)	
Decrease in income taxes payable	(200,538)	
Decrease in commissions payable	(10,939)	
Increase in accounts payable	6,097	
Increase in deferred taxes	27,000	
Total adjustments		(262,939)
Net cash flows used for operating activities		(155,027)
Cash flows from investing activities:		
Increase in notes receivable	(700,829)	
Proceeds received – Notes receivable	540,337	
Additional investment purchases made	(56,281)	
Proceeds from sales of securities	81,357	
Decrease in other receivables	56,000	
Net cash flows used for investing activities		(79,416)
Cash flows from financing activities:		
Credit line advances	17,027	
Note payable principal payments	(26,188)	
Net cash flows used for financing activities		(9,161)
Net decrease in cash		(243,604)
Cash and cash equivalents, beginning of year		262,009
Cash and cash equivalents, end of year		$ 18,405

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for income taxes	$ 226,430
Cash paid during the year for interest expense	$ 1,545

The accompanying notes are an integral part of these financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered broker-dealer incorporated under the laws of the State of California maintaining its only office in Costa Mesa, California, and is subject to a minimum net capital requirement of $5,000 under SEC Rule 15c3-1. The Company operates pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. The Company acts as an introducing broker/dealer and clears all transactions with and for all customers on a fully disclosed basis with a clearing broker/dealer in Southern California. The Company does not require collateral for its receivables and is subject to the risks inherent in the economy.

Method of Accounting

The Company maintains its books and records on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates. Actual results could vary from the estimates and such variance could be material.

Property and Equipment

The Company depreciates its assets over their useful lives of three to thirty-nine years using the straight-line depreciation method.

Income Taxes

Income tax expense includes federal and state taxes currently payable and, when applicable, deferred taxes arising from temporary differences between income for financial reporting and income tax purposes. Those differences arise primarily from the use of the accrual basis for financial reporting and the cash basis for income tax purposes, the deductibility of State franchise taxes in different years for financial and tax purposes, the difference in depreciation methods used for financial versus tax purposes, and the carrying value of certain investments.

SIPC

The SIPC assessments have been determined fairly in accordance with applicable instructions and were remitted timely.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

(2) INVESTMENTS - MARKETABLE SECURITIES

The Company holds investments of equity securities. At December 31, 2005, the Company had investments in various marketable equity securities with a market value of $187,753 and a cost basis of $103,578.

(3) INVESTMENTS - OTHER

Investments - Other are carried at cost and consist of the following:

Investment in limited partnership	$ 101,942
Investment in country club membership	8,750
Investment in other securities	37,000
Total	$ 147,692

The market value of such investments approximates or exceeds cost at December 31, 2005.

(4) NOTES RECEIVABLE

The Company has entered into several transactions whereby they provide interim financing for the purchase of manufactured home units to third parties. Once permanent financing is secured by the buyer, within three to six months, the Company is remitted its outstanding principal. The notes provide for interest at 1% per month on all outstanding balances and each unpaid note is secured by a specific manufactured home unit. The Company also earns fees on such contracts ranging from $1,200-$1,600 per contract, depending upon the amount of borrowing. The amount of notes outstanding under these arrangements was $92,057 as of December 31, 2005.

The Company has also executed a note receivable for $310,500, amounts advanced to an unrelated corporation. The note is due and payable on June 30, 2006,and provides for interest at 7.5 percent.

(5) PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Vehicles	$ 42,067
Furniture and equipment	25,827
	67,894
Less accumulated depreciation	(30,787)
Net property and equipment	$ 37,107

(6) LINE OF CREDIT

The Company maintains a revolving line of credit with their bank in the amount of $25,000 of which $17,027 was used as of December 31, 2005. The interest rate at December 31, 2005, on the line was 15 percent.

The company also maintains a line of credit in the form of a commercial loan. There was no outstanding balance as of December 31, 2005. Interest on this loan was 9.25 percent at December 31, 2005.

(7) INCOME TAX EXPENSE

Income tax expense consists of the following components:

	Current	Deferred	Total
Federal	$ 11,000	$ 19,000	$ 30,000
California	9,500	8,000	17,500
Total	$ 20,500	$ 27,000	$ 47,500

Deferred taxes are accounted for under Financial Accounting Standard No. 109 (FAS 109) which uses an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of such differences. Such differences relate primarily to cash basis reporting for tax purposes and accrual for financial purposes, the difference in the recognition of gains and losses on marketable securities for tax and financial reporting purposes and different depreciation methods for tax and financial purposes.

(8) LEASE COMMITMENT

The Company occupies facilities under a non-cancellable lease expiring in March 2008. The lease provides for a minimum monthly rent ranging from $5,426 at its inception to $5,983 in its final year. The annual minimum future commitments under this agreement are as follows:

Year Ended December 31,	Amount
2006	$ 68,953
2007	71,524
2008	11,967
	$ 152,444

Total rental expense for 2005 amounted to $74,145.

(9) CONCENTRATION OF CREDIT RISK

The Company's customer base is located primarily in California. Financial instruments that potentially subject the Company to credit risk are trade receivables and investments. The Company uses an established clearing broker-dealer to clear all transactions for its primary receivables and requires no collateral. The Company's investments, which consist primarily of marketable securities and a limited partnership interest, are continually reviewed for changing market value, and the carrying value is adjusted should it fall materially below cost.

(10) NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to l. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2005, net capital was $112,436 which exceeded the required minimum capital by $107,436. The aggregate indebtedness to net capital ratio was .64 to 1.

STANDARD INVESTMENT CHARTERED INCORPORATED
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2005

Total equity from statement of financial condition		$ 728,555
Less non-allowable assets:		
Notes receivable	$ 402,557	
Other investments	147,692	
Property and equipment, net	37,107	
Deposits	600	
Total non-allowable assets		587,956
Net capital before haircut		140,599
Haircut - marketable securities ($187,753 @ 15%)		(28,163)
Net capital		$ 112,436

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	$ 5,000
Net capital from above	$ 112,436
Excess net capital	$ 107,436

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total liabilities (aggregate indebtedness)	$ 72,124
Ratio of aggregate indebtedness to net capital	0.64 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

STANDARD INVESTMENT CHARTERED INCORPORATED
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

DECEMBER 31, 2005

Not Applicable – The Company is exempt per the (k)(2)(ii) exemptive provision of SEC rule 15c3-3 and does not hold customer funds or securities.

STANDARD INVESTMENT CHARTERED INCORPORATED
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2005

Not Applicable – The Company is exempt per the (k)(2)(ii) exemptive provision of SEC rule 15c3-3 and does not hold customer funds or securities.

STANDARD INVESTMENT CHARTERED INCORPORATED
RECONCILIATION OF NET CAPITAL

DECEMBER 31, 2005

Net capital as reported in unaudited Focus Report Part IIA		$ 52,410
Adjustments:		
Additional accounts payable	$ (5,874)	
Reduction in income taxes payable	79,500	
Increase in deferred taxes payable	(27,000)	
Reduction in accrued payroll	13,400	
Total adjustments		60,026
Net capital as reported in audited financial statements		$ 112,436

The computation of net capital as reported in the unaudited Part IIA filing differs from the audited net capital as noted above. While such difference is material, the Company is in compliance with the minimum net capital requirements.

Goodrich, Goodyear & Hinds
An Accountancy Corporation

REPORT ON INTERNAL CONTROL STRUCTURE

The Board of Directors
Standard Investment Chartered Incorporated
Costa Mesa, California

In planning and performing our audit of the financial statements and supplemental schedules of Standard Investment Chartered Incorporated for the year ended December 31, 2005, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;
2. Recordation of differences required by Rule 17a-133;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of the report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Goodrich, Goodyear & Hinds

Long Beach, California
February 8, 2006